EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 30 September 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2025 £m

Equity
Ordinary shareholders’ equity	40,259
Other equity instruments	5,187
Non-controlling interests	187
Total equity	45,633

Indebtedness
Subordinated liabilities	10,936
Debt securities
Debt securities in issue at amortised cost	77,370
Liabilities designated at fair value through profit or loss	4,506
Total debt securities	81,876
Total indebtedness	92,812

Total capitalisation and indebtedness	138,445
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2025, all indebtedness was unsecured except for £15.9 billion of securitisation notes and covered bonds and £1.0 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of debt securities, subordinated liabilities or other equity instruments since 30 September 2025.
There has been no material change in the information set forth in the table above since 30 September 2025.